# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00791X209
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 130 Vantis Dr, Suite 170, Aliso Viejo, California (CA), 92656
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0001985493
Persons authorized to receive notices and communications: Daewoong Co., Ltd., 244, Galmachi-ro, Jungwon-gu, Seongnam-si, Gyeonggi-do, Korea Republic Of (M5), 13211, 82-2-550-8800

## Reporting persons
- Daewoong Co., Ltd. (CIK 0001985493): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); sole voting power 58,023; shared voting power 23,184,523; sole dispositive power 58,023; shared dispositive power 23,184,523; aggregate amount beneficially owned 23,242,546 (30.6% of the class)
  Comment: (1) Consists of (i) 58,023 shares of Class A Common Stock held directly by Daewoong Co., Ltd. ("DWC") and (ii) 23,184,523 shares of Class A Common Stock held directly by Daewoong Pharmaceutical Co., Ltd. ("DWP"). DWC owns approximately 52% of the outstanding shares of DWP and may be deemed to beneficially own the securities held directly by DWP. The amounts set forth above do not include 8,000,000 shares of Class A Common Stock issuable upon exercise of the Common Stock Warrant held directly by DWP or the shares of Class A Common Stock issuable upon conversion of the Senior Secured Convertible Note held directly by DWP, each as described in Item 5(a).
  
  (2) Based on 76,009,476 shares of Class A Common Stock outstanding as of November 9, 2026, as confirmed to the Reporting Persons by the Issuer.
- Daewoong Pharmaceutical Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); member of a group; source of funds: other (OO); sole voting power 23,184,523; shared voting power 0; sole dispositive power 23,184,523; shared dispositive power 0; aggregate amount beneficially owned 23,184,523 (30.5% of the class)
  Comment: (1) Consists of 23,184,523 shares of Class A Common Stock held directly by Daewoong Pharmaceutical Co., Ltd. ("DWP"). The amounts set forth above do not include 8,000,000 shares of Class A Common Stock issuable upon exercise of the Common Stock Warrant held directly by DWP or the shares of Class A Common Stock issuable upon conversion of the Senior Secured Convertible Note held directly by DWP, each as described in Item 5(a).
  
  (2) Based on 76,009,476 shares of Class A Common Stock outstanding as of November 9, 2026, as confirmed to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 130 Vantis Dr, Suite 170, Aliso Viejo, California (CA), 92656
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 29, 2026 (the "Schedule 13D") by Daewoong Co., Ltd. ("DWC") and Daewoong Pharmaceutical Co., Ltd. ("DWP" and, together with DWC, the "Reporting Persons") with respect to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of AEON Biopharma, Inc. (the "Issuer"). This Amendment is being filed to report (i) the exercise in full by DWP on October 30, 2026, on a cashless basis, of the Pre-Funded Warrants previously reported in the Schedule 13D, as a result of which 11,232,809 shares of Common Stock were issued to and are held directly by DWP and the Pre-Funded Warrants are no longer outstanding, and (ii) the changes in the percentage of the Common Stock beneficially owned by the Reporting Persons resulting from the increase in the number of shares of Common Stock outstanding following the Issuer's underwritten public offering completed on July 15, 2026 and subsequent issuances by the Issuer, and from the exercise described in clause (i). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Schedule 13D. Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains unchanged. Item 1 of the Schedule 13D is hereby amended and restated as follows: This statement relates to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of AEON Biopharma, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 130 Vantis Dr., Suite 170, Aliso Viejo, California 92656.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is not amended by this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following: On October 30, 2026, DWP exercised in full, on a cashless basis pursuant to Section 10 of the Pre-Funded Warrant, Pre-Funded Warrants to purchase 11,236,631 shares of Common Stock at an exercise price of $0.0001 per share. In accordance with the net exercise formula set forth in the Pre-Funded Warrant, 3,822 shares of Common Stock were withheld by the Issuer in satisfaction of the aggregate exercise price, based on the closing sale price of $0.294 per share on October 29, 2026, the trading day immediately preceding the exercise date, and 11,232,809 shares of Common Stock were issued to DWP. No funds were used by the Reporting Persons in connection with the exercise.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following: The exercise of the Pre-Funded Warrants described in Item 3 was effected in accordance with the terms of the Pre-Funded Warrants. Except as described in this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, and the information set forth in Item 4 of the Schedule 13D otherwise remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
As of the date of this Amendment, DWC may be deemed to beneficially own an aggregate of 23,242,546 shares of Common Stock, consisting of (i) 58,023 shares of Common Stock held directly by DWC and (ii) 23,184,523 shares of Common Stock held directly by DWP, representing approximately 30.6% of the outstanding Common Stock. DWP beneficially owns 23,184,523 shares of Common Stock held directly by DWP, representing approximately 30.5% of the outstanding Common Stock. The foregoing percentages are based on 76,009,476 shares of Common Stock outstanding as of November 9, 2026, as confirmed to the Reporting Persons by the Issuer.

In addition to the shares of Common Stock described above, DWP holds (x) the Common Stock Warrant to purchase up to 8,000,000 shares of Common Stock at an exercise price of $1.09392 per share, which may not be exercised to the extent that, after giving effect to such exercise, the holder together with its affiliates would beneficially own in excess of 49.99% of the outstanding Common Stock, and (y) the Senior Secured Convertible Note, which is convertible only upon the completion by the Issuer of a Qualified Financing and is therefore not convertible within 60 days. The shares of Common Stock issuable upon exercise of the Common Stock Warrant and upon conversion of the Senior Secured Convertible Note are not included in the amounts and percentages set forth above.

On October 30, 2026, DWP exercised the Pre-Funded Warrants in full on a cashless basis as described in Item 3, and the 11,232,809 shares of Common Stock issued upon such exercise are held directly by DWP. As a result of the exercise, the number of shares of Common Stock held by the Reporting Persons increased from 12,009,737 shares to 23,242,546 shares, and the Pre-Funded Warrants are no longer outstanding.

The Schedule 13D reported that the Reporting Persons beneficially owned 12,009,737 shares of Common Stock, representing approximately 49.99% of the Common Stock then outstanding. On July 15, 2026, the Issuer completed an underwritten public offering of 17,851,599 shares of Common Stock and pre-funded warrants to purchase 24,837,008 shares of Common Stock, together with accompanying two-year and five-year milestone warrants (the "July 2026 Offering"). The Reporting Persons did not participate in the July 2026 Offering. As a result of the July 2026 Offering and subsequent exercises of pre-funded warrants issued in the July 2026 Offering by holders other than the Reporting Persons, the number of shares of Common Stock outstanding increased from 26,307,211 shares as of July 10, 2026 (as reported in the Issuer's prospectus dated July 13, 2026) to 49,882,790 shares as of August 6, 2026 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026) and 59,084,675 shares as of October 23, 2026 (as reported in the Issuer's definitive proxy statement filed with the SEC on October 26, 2026), and the percentage of the Common Stock represented by the 12,009,737 shares then held by the Reporting Persons decreased to approximately 24.1% as of August 6, 2026 and approximately 20.3% as of October 23, 2026. As a result of the exercise described above, the percentage of the Common Stock beneficially owned by DWC increased to approximately 32.5% as of October 30, 2026, based on 71,517,020 shares of Common Stock outstanding as of that date as reported in the Issuer's Current Report on Form 8-K filed with the SEC on November 3, 2026. Subsequent to October 30, 2026, the number of shares of Common Stock outstanding further increased to 76,009,476 shares as of November 9, 2026, as confirmed to the Reporting Persons by the Issuer, reflecting exercises by holders other than the Reporting Persons of pre-funded warrants and two-year milestone warrants issued in the July 2026 Offering, and the percentage of the Common Stock beneficially owned by DWC and DWP accordingly decreased to approximately 30.6% and 30.5%, respectively, as of the date of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: DWC has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 58,023 shares of Common Stock, and may be deemed to share with DWP the power to vote or direct the vote of, and the power to dispose or direct the disposition of, 23,184,523 shares of Common Stock. DWP has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 23,184,523 shares of Common Stock. See also Items 7 through 10 of the cover pages to this Amendment.
Transactions in the class effected during the past sixty days: Except for the cashless exercise of the Pre-Funded Warrants on October 30, 2026 described in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following: As a result of the exercise described in Item 3, the Pre-Funded Warrants have been exercised in full and are no longer outstanding. The Common Stock Warrant and the Senior Secured Convertible Note held by DWP remain outstanding on the terms previously described in the Schedule 13D. Except as described in this Amendment and in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Daewoong Co., Ltd.: /s/ Bumseok Kim, Bumseok Kim/Authorized Signatory (11/10/2026)
- Daewoong Pharmaceutical Co., Ltd.: /s/ Seung Hoon Lee, Seung Hoon Lee/Authorized Signatory (11/10/2026)